# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flowco Holdings Inc., CIK 0002035149
CUSIP: 342909108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1300 Post Oak Blvd., Suite 450, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002048763

## Reporting persons
- Fairbanks Jonathan B.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 17,625; shared voting power 37,955,788; sole dispositive power 17,625; shared dispositive power 37,955,788; aggregate amount beneficially owned 37,973,413 (60.4% of the class)
  Comment: 1. Sole voting power and sole dispositive power includes (i) an aggregate of 2,000 shares of Class A Common Stock owned by Mr. Fairbanks' children and (ii) 15,625 restricted stock units, each representing a contingent right to receive one share of Class A Common Stock, that vest in substantially equal quarterly installments over 3 years following the grant date of January 17, 2025.
  2. Shared voting power and shared dispositive power includes (i) 19,616,559 Common Units (as defined below in Item 2) held directly by GEC Estis Co-Invest II LLC; (ii) 9,283,868 Common Units held directly by GEC Partners III LP; and (iii) 8,186,804 Common Units held directly by GEC Partners III-B LP.
  3. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 37,955,788; sole dispositive power 0; shared dispositive power 37,955,788; aggregate amount beneficially owned 37,955,788 (60.4% of the class)
  Comment: 1. Shared voting power and shared dispositive power includes (i) 19,616,559 Common Units held directly by GEC Estis Co-Invest II LLC; (ii) 9,283,868 Common Units held directly by GEC Partners III LP; and (iii) 8,186,804 Common Units held directly by GEC Partners III-B LP.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Group B Ltd: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 28,211,123; sole dispositive power 0; shared dispositive power 28,211,123; aggregate amount beneficially owned 28,211,123 (52.7% of the class)
  Comment: 1. Shared voting power and shared dispositive power includes (i) 19,616,559 Common Units held directly by GEC Estis Co-Invest II LLC and (ii) 8,186,804 Common Units held directly by GEC Partners III-B LP.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Capital Group III-B LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 28,211,123; sole dispositive power 0; shared dispositive power 28,211,123; aggregate amount beneficially owned 28,211,123 (52.7% of the class)
  Comment: 1. Shared voting power and shared dispositive power includes (i) 19,616,559 Common Units held directly by GEC Estis Co-Invest II LLC and (ii) 8,186,804 Common Units held directly by GEC Partners III-B LP.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Estis Co-Invest II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 19,616,559; sole dispositive power 0; shared dispositive power 19,616,559; aggregate amount beneficially owned 19,616,559 (43.3% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of 19,616,559 Common Units held directly by the Reporting Person.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Group Ltd: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 9,744,665; sole dispositive power 0; shared dispositive power 9,744,665; aggregate amount beneficially owned 9,744,665 (27.8% of the class)
  Comment: 1. Shared voting power and shared dispositive power includes 9,283,868 Common Units held directly by GEC Partners III LP.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Capital Group III LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 9,744,665; sole dispositive power 0; shared dispositive power 9,744,665; aggregate amount beneficially owned 9,744,665 (27.8% of the class)
  Comment: 1. Shared voting power and shared dispositive power includes 9,283,868 Common Units held directly by GEC Partners III LP.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Partners III LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 9,283,868; sole dispositive power 0; shared dispositive power 9,283,868; aggregate amount beneficially owned 9,283,868 (26.5% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of 9,283,868 Common Units held directly by the Reporting Person.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- GEC Partners III B LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 8,186,804; sole dispositive power 0; shared dispositive power 8,186,804; aggregate amount beneficially owned 8,186,804 (24.1% of the class)
  Comment: 1. Shared voting power and shared dispositive power consists of 8,186,804 Common Units held directly by the Reporting Person.
  2. Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.

## Item 1. Issuer
Name of issuer: Flowco Holdings Inc.
Address of issuer's principal executive offices: 1300 Post Oak Blvd., Suite 450, Houston, Texas, 77056

## Item 2. Person Filing
Name of person filing:
Jonathan B. Fairbanks
GEC Advisors LLC
GEC Group B Ltd.
GEC Capital Group III-B LP
GEC Estis Co-Invest II LLC
GEC Group Ltd.
GEC Capital Group III LP
GEC Partners III LP
GEC Partners III-B LP (each, a "Reporting Persons" and, collectively, the "Reporting Persons")

This statement on Schedule 13G (this "Statement") relates to the shares of Common A common stock, par value $0.0001 per share, of the Issuer ("Class A Common Stock") held by the Reporting Persons as well as the shares of Common A Common Stock that the Reporting Persons have the right to acquire upon exchange of the Paired Interests (as defined below in this Item 2). Each Common Unit of Flowco MergeCo (the "Common Unit") is paired with one share of Class B common stock of the Issuer ("Class B Common Stock", and together with the paired Common Unit, the "Paired Interest"). Pursuant to a Second Amended and Restated Limited Liability Company Agreement of Flowco MergeCo (the "Restated LLC Agreement"), each Paired Interest is exchangeable into one share of Class A Common Stock (or at the Issuer's election, cash based on the redemption rate set forth in the Restated LLC Agreement and the value of the Class A Common Stock at the time of the exchange), subject to the terms of the Restated LLC Agreement. Upon an exchange of the Paired Interests for Class A Common Stock, the corresponding number of shares of Class B Common Stock, which entitle its holder to one vote per share on all matters presented to the Issuer's stockholders generally, will be cancelled.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 2415 W. Alabama St., Suite 220, Houston, Texas 77098.
Citizenship:
Jonathan B. Fairbanks, a citizen of the United States residing in Houston, Texas ("Mr. Fairbanks").

GEC Advisors LLC is a Delaware limited liability company; GEC Group B Ltd. is a Bermuda exempted company; GEC Capital Group III-B LP is a Bermuda exempted limited partnership; GEC Estis Co-Invest II LLC is a Delaware limited liability company; GEC Group Ltd. is a Bermuda exempted company; GEC Capital Group III LP is a Bermuda exempted limited partnership; GEC Partners III LP is a Bermuda exempted limited partnership; and GEC Partners III-B LP is a Bermuda exempted limited partnership (collectively, the "GEC Entities").

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GEC Capital Group III LP is the general partner of each of GEC Partners III LP and GEC Partners III GI LP, the direct holder of 460,797 shares of Class A Common Stock. GEC Group Ltd. is the general partner of GEC Capital Group III LP. GEC Capital Group III-B LP is the managing member or general partner of each of GEC Estis Co-Invest II LLC, GEC Partners III-B LP and GEC Partners III-B GI LP, the direct holder of 407,760 shares of Class A Common Stock. GEC Group B Ltd. is the general partner of GEC Capital Group III-B LP. Mr. Fairbanks serves as a director on the Issuer's board of directors and is the manager and controlling member of GEC Group Ltd. and GEC Group B Ltd., as well as GEC Advisors LLC, a registered investment advisor to the funds that beneficially own such shares, with discretionary authority over each such fund's accounts.

Jonathan B. Fairbanks: 37,973,413
GEC Advisors LLC: 37,955,788
GEC Group B Ltd.: 28,211,123
GEC Capital Group III-B LP: 28,211,123
GEC Estis Co-Invest II LLC: 19,616,559
GEC Group Ltd.: 9,744,665
GEC Capital Group III LP: 9,744,665
GEC Partners III LP: 9,283,868
GEC Partners III-B LP: 8,186,804
Percent of class:
The percentage of each Reporting Person set forth herein is calculated based on 25,721,620 shares of Class A Common Stock outstanding as of March 19, 2025, as reported on the Issuer's annual report on Form 10-K, filed on March 20, 2025, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Paired Interests, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

Jonathan B. Fairbanks: 60.4%
GEC Advisors LLC: 60.4%
GEC Group B Ltd.: 52.7%
GEC Capital Group III-B LP: 52.7%
GEC Estis Co-Invest II LLC: 43.3%
GEC Group Ltd.: 27.8%
GEC Capital Group III LP: 27.8%
GEC Partners III LP: 26.5%
GEC Partners III-B LP: 24.1%
Sole power to vote or to direct the vote:
Jonathan B. Fairbanks: 17,625
GEC Advisors LLC: 0
GEC Group B Ltd.: 0
GEC Capital Group III-B LP: 0
GEC Estis Co-Invest II LLC: 0
GEC Group Ltd.: 0
GEC Capital Group III LP: 0
GEC Partners III LP: 0
GEC Partners III-B LP: 0
Shared power to vote or to direct the vote:
Jonathan B. Fairbanks: 37,955,788
GEC Advisors LLC: 37,955,788
GEC Group B Ltd.: 28,211,123
GEC Capital Group III-B LP: 28,211,123
GEC Estis Co-Invest II LLC: 19,616,559
GEC Group Ltd.: 9,744,665
GEC Capital Group III LP: 9,744,665
GEC Partners III LP: 9,283,868
GEC Partners III-B LP: 8,186,804
Sole power to dispose or to direct the disposition:
Jonathan B. Fairbanks: 17,625
GEC Advisors LLC: 0
GEC Group B Ltd.: 0
GEC Capital Group III-B LP: 0
GEC Estis Co-Invest II LLC: 0
GEC Group Ltd.: 0
GEC Capital Group III LP: 0
GEC Partners III LP: 0
GEC Partners III-B LP: 0
Shared power to dispose or to direct the disposition:
Jonathan B. Fairbanks: 37,955,788
GEC Advisors LLC: 37,955,788
GEC Group B Ltd.: 28,211,123
GEC Capital Group III-B LP: 28,211,123
GEC Estis Co-Invest II LLC: 19,616,559
GEC Group Ltd.: 9,744,665
GEC Capital Group III LP: 9,744,665
GEC Partners III LP: 9,283,868
GEC Partners III-B LP: 8,186,804

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4(a) is incorporated by reference herein. Certain affiliates of the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 4(a) is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit B attached to this Schedule 13G (the "Separately Filing Group Members"). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate statements pursuant to Section 13(d) of the Act and the rules promulgated thereunder. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that the Separately Filing Group Members may be deemed to beneficially own.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement.
Exhibit B - Separately Filing Group Members.

## Signatures
- Fairbanks Jonathan B.: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks (05/12/2025)
- GEC Advisors LLC: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Group B Ltd: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Capital Group III-B LP: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Estis Co-Invest II LLC: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Group Ltd: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Capital Group III LP: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Partners III LP: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)
- GEC Partners III B LP: /s/ Jonathan B. Fairbanks, Jonathan B. Fairbanks, Manager (05/12/2025)